United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

February 2026

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Press Release

Vale informs on estimates update

Rio de Janeiro, February 23rd, 2026 - Vale S.A. ("Vale" or "Company") informs that it has updated the estimates related cash flow sensitivity and the capital investment schedule for copper projects, to be presented today during the BMO Global Metals, Mining & Critical Minerals Conference, in Florida:

Copper projects CAPEX schedule:

Annual investments for copper projects in the Carajás region: US$ 0.3 billion in 2026; US$ 0.4 billion in 2027; US$ 0.8 billion in 2028; US$ 0.9 billion in 2029 and US$ 1.1 billion in 2030, totaling US$ 3.5 billion in 2026-2030 period. These estimates are based on the investments planned to develop the copper growth projects in the Carajás region, including Bacaba project which is under implementation.

Free Cash Flow:

Sensitivity of Vale Base Metals’ Free Cash Flow totaling approximately US$ 1.1 billion in 2026, in real terms, based on current forward price curves, with copper prices ranging from US$ 12,738 to 12,870 per metric ton from March to December and nickel prices ranging from US$ 17,133 to 17,691 per metric ton in the same period.

Sensitivity of Vale's Free Cash Flow to Equity (“FCFE”) totaling of US$ 4.6-5.7 billion in 2026, in real terms, representing ~7.0-8.5% FCFE yield, based on the following assumptions: (a) 2026 Proforma EBITDA Consensus from sell-side analysts of US$ 17.5 billion; (b) US$5.4-5.7 billion CAPEX; (c) US$2.1-2.5 billion net financial expenses and taxes; (d) ~US$0.7 billion incurred expenses related to Brumadinho and dams decharacterization; (e) US$ 0.9-1.1 billion related to Associates and JV’s and, (f) US$ 2.7-2.9 billion for Others disbursements, such as interest payments on shareholders debentures, disbursements related to railway concession contracts, streaming transactions and others.

The FCFE yields were calculated based on the closing market cap on February 19, 2026.

All other estimates indicated by Vale in the item 3 of its Reference Form remain unchanged. The referred item of the Company’s Reference Form will be filed again with the above update in due course, within the period required by the Resolution CVM No. 80/2022.

The company clarifies that the information provided in this document represents only expectations, hypothetical data that by no means constitute a promise of performance by Vale and/or its management. The estimates presented involve market factors that are beyond Vale’s control and, therefore, can be subject to new changes.

Marcelo Feriozzi Bacci

Executive Vice President, Finance and Investor Relations

For further information, please contact:

Vale.RI@vale.com

Thiago Lofiego: thiago.lofiego@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

Pedro Terra: pedro.terra@vale.com

Patricia Tinoco: patricia.tinoco@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: February 23, 2026		Director of Investor Relations